Exhibit 10.2

EXECUTION VERSION

PURCHASE AGREEMENT BY AND AMONG CALPINE ACADIA HOLDINGS, LLC AS SELLER AND ACADIA POWER HOLDINGS, LLC AS BUYER Dated as of April 23, 2007

TABLE OF CONTENTS
Page

ARTICLE 1 PURCHASE AND SALE OF THE OWNERSHIP INTERESTS AND RELATED ASSETS	6

1.1. Transfer of Ownership Interests and Related Assets	6
1.2. Excluded Assets	6
1.3. Assumption of Liabilities	7
1.4. Excluded Liabilities	8
1.5. Non-Assignment of Assigned Contracts	8

ARTICLE 2 CONSIDERATION	8

2.1. Consideration	8
2.2. Deposits	8
2.3. Signing Date Deliverables	9

ARTICLE 3 CLOSING AND DELIVERIES	9

3.1. Closing	9
3.2. Seller’s Deliveries	9
3.3. Buyer’s Deliveries	10

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF SELLER	10

4.1. Corporate Organization	10
4.2. Authorization and Validity	10
4.3. No Conflict or Violation	11
4.4. Seller Consents	11
4.5. Seller’s Ownership Interests	11
4.6. Corporate Organization	11
4.7. No Unauthorized Action	12
4.8. Ownership of Property at Power Plant Site	12
4.9. Capitalization of the Company	12
4.10. Compliance with Law	12
4.11. Litigation	12
4.12. Material Contracts	13
4.13. Permits	13
4.14. Environmental Matters	13
4.15. Owned Real Property	13

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4.16. Regulatory Status	14

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF BUYER	14

5.1. Corporate Organization	14
5.2. Authorization and Validity	14
5.3. No Conflict or Violation	14
5.4. Consents, Approvals and Notifications	15
5.5. Availability of Funds	15
5.6. Licenses, Permits, etc.	15
5.7. Investigation by Buyer	15
5.8. Acquisition as Investment	16
5.9. Adequate Assurances Regarding Assigned Contracts	16
5.10. Knowledge of Claims	16

ARTICLE 6 COVENANTS OF SELLER	16

6.1. Actions Before Closing	16
6.2. Conduct of Business Before the Closing Date	16
6.3. Orders	17
6.4. Consents and Approvals	17
6.5. Access to Properties and Records; Confidentiality	17
6.6. Rejection of Assigned Contracts	18
6.7. Further Assurances	18
6.8. Notices	18
6.9. Provision of Data; Transfer of Software	18

ARTICLE 7 COVENANTS OF BUYER	18

7.1. Actions Before Closing Date	18
7.2. Consents, Approvals and Notifications	18
7.3. Notices	19
7.4. Payment Obligations; Claims	19
7.5. Settlement of Certain Claims	19
7.6. Reasonable Assistance	19
7.7. Waiver of Confidentiality	19
7.8. Metering Claim Payment	20

ARTICLE 8 BANKRUPTCY PROCEDURES	20

8.1. Bankruptcy Actions	20

8.2. Bidding Procedures	20
8.3. Review of Filings	20

ARTICLE 9 REGULATORY MATTERS	21

9.1. Regulatory Filings	21
9.2. Cooperation; Confidentiality Agreement	21
9.3. Objections or Other Challenges	22

ARTICLE 10 TAXES	22

10.1. Taxes Related to Purchase of Ownership Interests and Related Assets	22
10.2. Proration of Real and Personal Property Taxes	23
10.3. Cooperation on Tax Matters	23
10.4. Retention of Tax Records	23
10.5. Allocation of Purchase Price and Purchase Price Allocation Forms	24
10.6. Unbilled Transactional Taxes	24
10.7. Aquila Termination Fee	24

ARTICLE 11 CONDITIONS PRECEDENT TO PERFORMANCE BY PARTIES	24

11.1. Conditions Precedent to Performance by Seller and Buyer	24
11.2. Conditions Precedent to Performance by Seller	25
11.3. Conditions Precedent to the Performance by Buyer	25

ARTICLE 12 TERMINATION AND EFFECT OF TERMINATION	26

12.1. Right of Termination	26
12.2. Termination Without Default	26
12.3. Effect of Failure of Seller’s Conditions to Closing	27
12.4. Effect of Failure of Buyer’s Conditions to Closing	28
12.5. Termination on Alternative Transaction	28

ARTICLE 13 MISCELLANEOUS	30

13.1. Successors and Assigns	30
13.2. Governing Law; Jurisdiction	30
13.3. Disclosure Schedule Supplements	30
13.4. Warranties Exclusive	30
13.5. Survival of Representations and Warranties	31
13.6. No Recourse Against Third Parties	31
13.7. Mutual Drafting	31

13.8. Expenses	31
13.9. Broker’s and Finder’s Fees	32
13.10. Severability	32
13.11. Notices	32
13.12. Amendments; Waivers	33
13.13. Schedules	34
13.14. Public Announcements	34
13.15. Entire Agreement	34
13.16. Parties in Interest	34
13.17. Headings	34
13.18. Construction	34
13.19. Currency	35
13.20. Time of Essence	35
13.21. Counterparts	35
13.22. Damages	35

ARTICLE 14 DEFINITIONS	35

14.1. Certain Terms Defined	35
14.2. All Terms Cross-Referenced	45

EXHIBITS

Exhibit A-1	Form of Guaranty
Exhibit A-2	Form of Management Committee Resolutions
Exhibit B-1	Form of Membership Transfer Agreement
Exhibit B-2	Form of Bill of Sale
Exhibit B-3	Form of Assumption Agreement
Exhibit B-4	Non-Foreign Status Certificate
Exhibit B-5	Release Agreement
Exhibit C	[RESERVED]
Exhibit D	Form of Sale Order
Exhibit E	Form of Bidding Procedures Order
Exhibit F	Claims Settlement Agreement
Exhibit G	O&M Transfer Agreement
Exhibit H	Confidentiality Agreement
Exhibit I	Funding Side Letter
Exhibit J	Claims Settlement Order

DISCLOSURE SCHEDULES

Schedule 1.1(a)	Related Assets
Schedule 1.1(b)	Assigned Contracts
Schedule 1.2(b)	Calpine Marks
Schedule 1.2(d)	Excluded Assets
Schedule 1.4	Excluded Liabilities
Schedule 4.4	Seller Consents
Schedule 4.9	Capitalization of the Company
Schedule 4.10	Compliance with Law
Schedule 4.11	Litigation
Schedule 4.12	Material Contracts
Schedule 4.13	Permits
Schedule 4.14	Environmental Matters
Schedule 4.15	Owned Real Property
Schedule 5.4	Buyer Consents
Schedule 10.5	Allocation of Purchase Price
Schedule 11.1(b)	Antitrust and Regulatory Approvals

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PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (this “Agreement”), dated as of April 23, 2007, is made by and between Calpine Acadia Holdings, LLC, a Delaware limited liability company (the “Seller”), and Acadia Power Holdings, LLC, a Louisiana limited liability company (“Buyer”). Capitalized terms used in this Agreement are defined or cross-referenced in Article 14.

BACKGROUND INFORMATION

WHEREAS, Seller is an indirect wholly owned subsidiary of Calpine Corporation (“Calpine”), a Delaware corporation;

WHEREAS, on December 20, 2005, Calpine and its debtor Affiliates, including Seller, filed voluntary petitions for relief under the Bankruptcy Code in the Bankruptcy Court;

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, the Ownership Interests and Related Assets, in a sale authorized by the Bankruptcy Court pursuant to, inter alia, sections 105, 363, and 365 of the Bankruptcy Code;

WHEREAS, it is intended that the acquisition of the Ownership Interests and Related Assets would be accomplished through the sale, transfer and assignment of the Ownership Interests and Related Assets by Seller to Buyer;

WHEREAS, Buyer is willing to assume (or cause one of its Affiliates to assume), and Seller desires to assign and transfer to Buyer (or one of its Affiliates), the Assumed Liabilities;

NOW, THEREFORE, in consideration of the foregoing and of their respective representations, warranties, covenants and undertakings herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer hereby agree as follows:

ARTICLE 1
PURCHASE AND SALE OF THE OWNERSHIP INTERESTS AND RELATED ASSETS

1.1.  Transfer of Ownership Interests and Related Assets. At the Closing, and upon the terms and subject to the conditions set forth herein, Seller shall sell, assign and transfer to Buyer free and clear of all Liens (other than Permitted Liens and Assumed Liabilities), and Buyer shall acquire from Seller, all of Seller’s right, title and interest in, to and under the Ownership Interests and the Related Assets.

1.2.  Excluded Assets. Notwithstanding anything to the contrary in this Agreement, the Ownership Interests and the Related Assets are the only properties and assets transferred to Buyer under this Agreement. Without limiting the generality of the foregoing, the Ownership Interests and Related Assets do not include (i) any right, title or interest of any Person other than Seller in any property or asset, or (ii) the properties and assets of Seller listed or described in this Section 1.2, any of which Seller may transfer to its Affiliates prior to Closing (all properties and assets not being acquired by Buyer are herein referred to as the “Excluded Assets”):

(a)  without in any way limiting the effect of, and subject to, the Release Agreement, any and all rights, demands, claims, credits, allowances, rebates, causes of action, known or unknown, pending or threatened (including all causes of action arising under sections 510, 544 through 551 and 553 of the Bankruptcy Code or under similar state Laws including fraudulent conveyance claims, and all other causes of action of a trustee and debtor-in-possession under the Bankruptcy Code) or rights of set-off (collectively, “Claims”), of Seller or any Affiliate of Seller, including (i) Claims arising out of or relating in any way to the Chapter 11 Case or any of the transactions contemplated thereby or entered into as a consequence thereof, including any claims (as defined in section 101(5) of the Bankruptcy Code) filed, scheduled or otherwise arising in the Chapter 11 Case, and (ii) all rights and Claims of Seller against any Affiliate of Seller, including, following the effectiveness of the Claims Settlement Agreement, the Seller CES Claim and the Seller Calpine Claim;

(b)  all rights to or goodwill represented by or pertaining to all names, marks, trade names, trademarks and service marks incorporating the name Calpine, the Calpine “C” or any other name set forth on Schedule 1.2(b)(I) (the “Calpine Marks”), including those in the locations set forth on Schedule 1.2(b)(II) and any brand names or derivatives thereof no matter how used, whether as a corporate name, domain name or otherwise and including the corporate design logo associated with any Calpine Mark or variant of any Calpine Mark

(c)  all Retained Books and Records; and

(d)  all assets set forth on Schedule 1.2(d).

1.3.  Assumption of Liabilities. At the Closing, Buyer shall assume (or cause one of its Affiliates to assume), and Buyer (or such Affiliate) shall thereafter pay, perform and discharge when due the following liabilities (collectively, the “Assumed Liabilities”):

(a)  without in any way limiting the effect of, and subject to, the Release Agreement, all liabilities and obligations of Seller under the LLC Agreement and of Calpine Central, L.P. and Calpine Operating Services Company, Inc. under the other Assigned Contracts;

(b)  all liabilities and obligations of Seller for Transaction Taxes payable in connection with the transactions contemplated by this Agreement;

(c)  all liabilities and obligations of Seller, any of its Affiliates or any of their respective Related Persons, including vicarious liability, arising under or relating to any environmental, health or safety matter (including any liability or obligation arising under any Environmental Law) attributable to such Person’s ownership (directly or indirectly) or operation of the Company and the Business; and

(d)  all liabilities and obligations relating to or arising from the operation of the Business or the ownership of the Ownership Interests and Related Assets after the Closing Date, including all liabilities and obligations for any Taxes relating to the Ownership Interests and Related Assets for periods after the Closing Date.

Effective upon the Release Effective Date, the parties acknowledge and agree that all liabilities and obligations of the Company, including all liabilities and obligations of the Company for real estate Taxes and assessments that are not yet due and payable and all liabilities and obligations of the Company that are assessed against Buyer or Seller on a theory of piercing the corporate veil, shall, following the Release Effective Date, be retained by the Company (but, for the avoidance of doubt, without limiting Seller’s obligations pursuant to the last sentence of Section 10.2).

1.4.  Excluded Liabilities. Seller shall retain all liabilities and obligations that are not Assumed Liabilities (the “Excluded Liabilities”), including those listed on Schedule 1.4 of the Disclosure Schedules.

1.5.  Non-Assignment of Assigned Contracts. Notwithstanding anything contained herein to the contrary: (i) this Agreement shall not constitute an agreement to assign any Assigned Contract if, after giving effect to the provisions of sections 363 and 365 of the Bankruptcy Code, an attempted assignment thereof, without obtaining a Consent, would constitute a breach thereof or in any way negatively affect the rights of Seller or Buyer, as the assignee of such Assigned Contract and (ii) no breach of this Agreement shall have occurred by virtue of such nonassignment. Any assignment to Buyer of any Assigned Contract that shall, after giving effect to the provisions of sections 363 and 365 of the Bankruptcy Code, require the Consent of any third party for such assignment as aforesaid shall be made subject to such Consent being obtained.

ARTICLE 2
CONSIDERATION

2.1.  Consideration If the Closing occurs, the aggregate consideration for the sale, assignment and transfer of the Ownership Interests and Related Assets shall be (a) $60,000,000.00 in cash (the “Closing Purchase Price”) which amount is payable and deliverable at the Closing in accordance with Section 3.3 plus (b) the RFP Success Payment, if applicable, and (c) the Asset Transfer Payment, if applicable (clauses (a) through (c) collectively the “Purchase Price”), plus (d) the Priority Present Value plus (e) the assumption by Buyer of the Assumed Liabilities.

2.2.  Deposits. On the date hereof, Buyer and Seller have executed and delivered the Purchase Notice, and Buyer has deposited with the Escrow Agent $5,000,000.00 (the “Initial Deposit”). Upon the Bankruptcy Court’s entry of the Sale Order, or if a qualifying bid has been received in accordance with the Bidding Procedures, no later than the Business Day prior to the Auction, Buyer shall deposit with the Escrow Agent an additional $5,000,000.00, (the

“Additional Deposit,” and together with the Initial Deposit, the “Deposits”). The Deposits and interest thereon shall be held and disbursed pursuant to the terms of the Master Escrow Agreement, the Purchase Notice, and this Agreement.

2.3.  Signing Date Deliverables. On the date hereof, (a) the Guarantor shall execute and deliver to Seller the Guaranty substantially in the form of Exhibit A-1 hereto; (b) each of Buyer and Seller shall execute and deliver and have caused the Company and their Affiliates to execute, as applicable, a copy of (i) the Management Committee Resolutions, in the form attached hereto as Exhibit A-2, (ii) the Claims Settlement Agreement, in the form attached hereto as Exhibit F, (iii) the O&M Transfer Agreement, in the form attached hereto as Exhibit G; and (iv) the Funding Side Letter, in the form attached hereto as Exhibit I (the “Funding Side Letter”) and (c) each of Calpine Corporation and Cleco Corporation shall have executed and delivered and have caused the Company and their respective Affiliates, as applicable, to execute and deliver a copy of the Release Agreement in the form attached hereto as Exhibit B-5 (the “Release Agreement”).

ARTICLE 3
CLOSING AND DELIVERIES

3.1.  Closing. The consummation of the transactions contemplated hereby (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 153 East 53rd Street, New York, New York at 9:00 a.m. on the third Business Day following the satisfaction or waiver by the appropriate party of all the conditions contained in Article 11 hereof, or on such other date or at such other place and time as may be agreed to by the parties hereto (the “Closing Date”).

3.2.  Seller’s Deliveries. On the Closing Date, Seller shall deliver to Buyer the following items:

(a)   a membership transfer agreement for the Ownership Interests, duly executed by Seller and in the form attached hereto as Exhibit B-1;

(b)  a bill of sale with respect to the Related Assets, duly executed by Seller and in the form attached hereto as Exhibit B-2.

(c)  an assumption agreement, duly executed by Seller and in the form attached hereto as Exhibit B-3;

(d)  an affidavit of non-foreign status that complies with section 1445 of the Code, duly executed by CPN Acadia, Inc. and in the form attached hereto as Exhibit B-4; and

(e)  the Business Records (it being understood that any Business Records located at the Power Plant need not be physically delivered, but shall be deemed delivered at the Closing).

3.3.  Buyer’s Deliveries. On the Closing Date, in payment for the Ownership Interests and Related Assets (other than the Metering Claims Payment, which is for the consideration described in the definition thereof):

(a)  the Escrow Agent shall pay to Seller the Deposits in accordance with the terms of the Master Escrow Agreement and the Purchase Notice, by wire transfer of immediately available funds to a bank account designated by Seller in writing to the Escrow Agent and Buyer (the “Seller’s Account”) (with interest on the Deposit being paid by the Escrow Agent to Buyer according to the Master Escrow Agreement);

(b)  Buyer shall pay to Seller the Closing Purchase Price, reduced by the amount of the Deposits paid pursuant to Section 3.3(a) and by the amount payable by Seller under Section 10.2, by wire transfer of immediately available funds to Seller’s Account;

(c)  Buyer shall deliver to Seller (i) a membership transfer agreement with respect to the Ownership Interests, duly executed by Buyer and substantially in the form attached as Exhibit B-1 hereto, and (ii) an assumption agreement, duly executed by Buyer and substantially in the form attached hereto as Exhibit B-3; and

(d)  Buyer shall pay to Seller the Metering Claims Payment by wire transfer of immediately available funds to Seller’s Account.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer as follows, except in all cases as disclosed in the Disclosure Schedules, as the same may be amended or modified in accordance with Section 13.3 hereof:

4.1.  Corporate Organization. Seller is duly organized and validly existing under the Laws of the jurisdiction of its organization. Subject to any necessary authority from the Bankruptcy Court, Seller has all requisite power and authority to own its properties and assets and to conduct its business as now conducted.

4.2.  Authorization and Validity. Subject to the Bankruptcy Court’s entry of the Sale Order and the receipt of the Consents set forth on Schedule 4.4 of the Disclosure Schedules, Seller has all requisite power and authority to enter into this Agreement and the Transaction Documents to which it is or will be a party and to carry out its obligations hereunder and thereunder. Subject to the entry of the Sale Order, the execution and delivery of this Agreement and the Transaction Documents and the performance by Seller of its obligations hereunder and thereunder have been duly authorized by all necessary action by the board of managers of Seller, and no other proceedings on the part of Seller are necessary to authorize such execution, delivery and performance. This Agreement and the Transaction Documents have been or will be duly executed by Seller and, subject to the Bankruptcy Court’s entry of the Sale Order, constitutes or will constitute, when executed, its valid and binding obligation, enforceable against it in accordance with the terms herein and therein.

4.3.  No Conflict or Violation. Subject to (a) the receipt of all Consents set forth on Schedule 4.4 of the Disclosure Schedules, (b) the Bankruptcy Court’s entry of the Sale Order and (c) the receipt of the Antitrust Approvals, the execution, delivery and performance by Seller of this Agreement and the Transaction Documents do not and will not (i) violate or conflict with any provision of the certificate of incorporation or by-laws (or equivalent organizational documents) (collectively, the “Organizational Documents”) of Seller or (ii) violate any provision of law, regulation, rule or other legal requirement of any Government (“Law”) or any order, judgment or decree of any court or Government (“Order”) applicable to Seller, or (iii) violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under any Assigned Contract, which violation, conflict, breach or default in any such case would constitute, individually or in the aggregate, a Material Adverse Effect.

4.4.  Seller Consents. Schedule 4.4 of the Disclosure Schedules sets forth a true and complete list of each Consent and each declaration to or filing or registration with any Government that is required in connection with the execution and delivery of this Agreement and the Transaction Documents by Seller or the performance by Seller of its obligations hereunder or thereunder, the failure of which to obtain would constitute, individually or in the aggregate, a Material Adverse Effect.

4.5.  Seller’s Ownership Interests. At Closing, Seller shall hold of record and own beneficially good and valid title to the Ownership Interests (which shall constitute a 50% membership interest) and Related Assets, free and clear of any restrictions on transfer (other than restrictions under the 1933 Act and state securities laws), taxes, Liens, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. Seller is not a party to any option, warrant, purchase right, or other contract or commitment (other than this Agreement) that could require Seller to sell, transfer, or otherwise dispose of the Ownership Interests or Related Assets (or restrict Seller from doing so). Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of the Ownership Interests. All of the Ownership Interests shall be duly authorized, validly issued and fully paid and nonassessable. None of the Ownership Interests was or will be issued in violation of applicable Laws or any third-party preemptive or subscription rights, rights of first refusal or offer, options, put or call rights, warrants, consent rights, restrictive covenants or any other agreements or arrangements with any third party, it being understood that the Seller must obtain Bankruptcy Court approval of this Agreement and the proposed sale of the Ownership Interests and Related Assets as contemplated in Article 8. Except for the Ownership Interests, the Related Assets or the rights and assets being conveyed to the Buyer under the O&M Transfer Agreement, none of Seller nor any of its Related Persons has any legal or beneficial interest in the Company or any of its assets except for de minimis assets.

Furthermore, Seller makes the following representations regarding the Company, except in all cases as disclosed in the Disclosure Schedules, as the same may be amended or modified in accordance with Section 13.3 hereof:

4.6.  Corporate Organization The Company is duly organized and validly existing under the Laws of the jurisdiction of its organization. The Company has all requisite corporate power and authority to own its properties and assets and to conduct its business as now conducted.

4.7.  No Unauthorized Action To Seller’s Knowledge, none of Seller nor any of its Related Persons has caused the Company to take any action that is not in compliance with the Company’s Organizational Documents, the LLC Agreement or any other agreement between the parties or to fail to take any action which is required by the Company’s Organizational Documents, the LLC Agreement or any other agreement between the parties except to the extent such action or failure to act would not constitute, individually or in the aggregate, a Material Adverse Effect.

4.8.  Ownership of Property at Power Plant Site Except as set forth on the Disclosure Schedules or in the Transaction Documents, neither the Seller nor any of its Affiliates has any legal or beneficial interests in the Power Plant site or any personal property or improvements located at the Power Plant site, except to the extent such legal or beneficial interests are not, individually or in the aggregate, a Material Adverse Effect (including because the legal or beneficial interests are in an asset that is not material to the operation of the Power Plant or that is replaceable without undue delay or expense).

4.9.  Capitalization of the Company. Schedule 4.9 sets forth the percentage interests of all Persons holding interests in the Company. Except for the interests set forth on Schedule 4.9, there are no Equity Securities of the Company issued, reserved for issuance or outstanding. All outstanding membership interests of the Company have been duly authorized and validly issued and are fully-paid and nonassessable, and are held of record and owned beneficially as set forth on Schedule 4.9. All of the issued and outstanding membership interests of the Company were issued in compliance with all applicable federal and state securities laws. There are no outstanding or authorized options, warrants, subscriptions, rights, calls, commitments, conversion rights, rights of exchange, plans or other agreements of the Company providing for the purchase, issuance or sale of any Equity Securities of the Company, other than the transactions contemplated by this Agreement. There are no outstanding stock appreciation, phantom stock or similar rights with respect to the Company. The Company has no obligation of any kind to issue any additional Equity Securities to any Person other than as set forth in the LLC Agreement. There are no voting trusts, proxies or other agreements, or understandings with respect to the voting of the Equity Securities of the Company.

4.10.  Compliance with Law. Except as set forth on Schedule 4.10 of the Disclosure Schedules and as may result from the Chapter 11 Case, since January 1, 2006, Seller has not received written notice of any violation of any Law by the Company (other than with respect to Environmental Law, as to which the only representations and warranties made by Seller are those contained in Section 4.14 of the Disclosure Schedules), nor is the Company in default with respect to any Order, applicable to the Business or any of the Company’s assets, properties or operation of the Power Plant, other than violations and defaults the consequences of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.11.  Litigation. As of the date of this Agreement and except as set forth on Schedules 4.11 of the Disclosure Schedules, there are no Claims, suits or proceedings pending or, to the Knowledge of Seller, threatened in writing, before any Government brought by or against the Company that, if adversely determined, could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or materially impair the ability of Seller to consummate the transactions contemplated by this Agreement.

4.12.  Material Contracts. Schedule 4.12 of the Disclosure Schedules sets forth a complete and correct list of each contract of the Company that the consequences of a default under or termination of such contract would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (collectively, the “Material Contracts”). Other than as set forth on Schedule 4.12 of the Disclosure Schedules, neither the Company nor, to Seller’s Knowledge, any other party to any of the Material Contracts has commenced any action against any of the parties to such Material Contracts or given or received any written notice of any material default or violation under any Material Contract that was not withdrawn or dismissed. To Seller’s Knowledge, each of the Material Contracts is, or will be at the Closing, valid, binding and in full force and effect against the Company, except as otherwise set forth on Schedule 4.12 of the Disclosure Schedules.

4.13.  Permits. Schedule 4.13(a) of the Disclosure Schedules sets forth a complete and correct list of all material Permits and all pending applications therefor obtained by the Company in connection with the Business. As of the date of this Agreement, except as set forth on Schedule 4.13(b) and as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each such Permit is valid and in full force and effect, and is not subject to any pending or, to Seller’s Knowledge, threatened administrative or judicial proceeding to revoke, cancel, suspend or declare such Permit invalid in any respect.

4.14.  Environmental Matters. To Seller’s Knowledge, except as set forth on Schedule 4.14 of the Disclosure Schedules:

(a)  The Company is in compliance with applicable Environmental Laws, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)  Since January 1, 2006, the Company has not received a written complaint, Order, directive, Claim, citation or notice of violation from any Government or any other Person with respect to any release, spill, leak, discharge or emission of any Hazardous Materials to the air, surface water, groundwater or soil of the real Property, except where such matter would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)  The representations and warranties contained in this Section 4.14 are the only representations and warranties made by Seller with respect to matters arising under Environmental Laws or relating to Hazardous Materials.

4.15.  Owned Real Property. Schedule 4.15 of the Disclosure Schedules sets forth a complete and correct list of all material real property owned in whole or in part (and states the ownership percentage of all partially owned real property) by the Company and used in connection with the operation of the Power Plant. Seller has used commercially reasonable efforts to make available to Buyer, to the extent within Seller’s possession or control, a copy of all certificates of occupancy for such real property and a copy of any variance granted with respect to such real property pursuant to applicable zoning laws or ordinances, all of which documents are true and complete copies thereof. Seller has used commercially reasonable efforts to make available to Buyer all material existing surveys or topographical maps for the real property, title policies, engineering reports and Environmental Reports in Seller’s possession or control.

4.16.  Regulatory Status. The Company has authorization from the FERC to sell power at market based rates and such authorization is in full force and effect, subject to proceedings of general applicability relating to sellers of power in the geographic location where the Power Plant is located.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as follows, except in all cases as disclosed in the Disclosure Schedules.

5.1.  Corporate Organization. Buyer is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, and has all requisite limited liability company power and authority to own its properties and assets and to conduct its business as now conducted.

5.2.  Authorization and Validity. Buyer has all requisite limited liability company power and authority to enter into this Agreement and the Transaction Documents to which it is a party and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Transaction Documents and the performance of Buyer’s obligations hereunder and thereunder have been duly authorized by all necessary action by the board of managers of Buyer, and no other proceedings on the part of Buyer are necessary to authorize such execution, delivery and performance. This Agreement and the Transaction Documents to which Buyer is or will be a party have been or will be duly executed by Buyer and constitute or will, when executed, constitute its valid and binding obligation, enforceable against it in accordance with the terms herein and therein, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and subject, as to enforceability, to general principles of equity.

5.3.  No Conflict or Violation. Subject to (a) the receipt of all Consents set forth on Schedule 5.4 and (b) the receipt of the Antitrust Approvals, the execution, delivery and performance by Buyer of this Agreement and the execution and delivery of the Transaction Documents and the operation of the Business by Buyer do not and will not (i) violate or conflict with any provision of the Organizational Documents of Buyer, or (ii) violate any provision of Law, or any Order applicable to Buyer or (iii) violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under any material contract to which Buyer is a party or by which it is bound or to which any of its properties or assets is subject, which violation, conflict, breach or default in any such case would reasonably be expected to have a material adverse effect on Buyer’s ability to consummate the transactions contemplated by this Agreement.

5.4.  Consents, Approvals and Notifications. The execution, delivery and performance by Buyer of this Agreement and the Transaction Documents to which it is a party and the operation of the Business by Buyer do not require the Consent of, or filing with or notification of, any Government or any other Person except: (a) as required under any Antitrust Law; (b) for entry of the Sale Order by the Bankruptcy Court; (c) for the Consents set forth on Schedule 5.4 and (d) for such Consents and filings, the failure to obtain or make would not reasonably be expected to have a material adverse effect on the ability of Buyer to consummate the transactions contemplated hereby.

5.5.  Availability of Funds. Buyer has, and on the Closing Date will have, sufficient funds available to finance and consummate the transactions contemplated by this Agreement.

5.6.  Licenses, Permits, etc.  Subject to (a) the receipt of all Consents set forth on Schedule 5.4 and (b) the receipt of the Antitrust Approvals, if applicable, Buyer has, or will have as of the Closing Date, all licenses, permits, franchises and authority, whether from a Government or otherwise, including Regulatory Approvals, and has provided any requisite notice to customers necessary to purchase the Ownership Interests and Related Assets and to assume the Assumed Liabilities and to operate the Business, except for any license, permit, franchise, authority or notice the failure to obtain or make would not reasonably be expected to have a material adverse effect on the ability of Buyer to consummate the transactions contemplated hereby.

5.7.  Investigation by Buyer. Buyer has conducted its own independent review and analysis of the Ownership Interests, Related Assets and the Assumed Liabilities, of the value of such Ownership Interests and Related Assets and of the business, operations, technology, assets, liabilities, financial condition and prospects of the Business and Buyer acknowledges that Seller has provided Buyer with access to the personnel, properties, premises and records of the Business for this purpose. Buyer has conducted its own independent review of all Orders of, and all motions, pleadings, and other submissions to, the Bankruptcy Court in connection with the Chapter 11 Case. In entering into this Agreement, Buyer has relied solely upon its own investigation and analysis, and Buyer acknowledges that (a) neither Seller nor any of its Related Persons or Affiliates makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Buyer or any of its Related Persons or Affiliates, except as and only to the extent expressly set forth in Article 4 (which are subject to the limitations and restrictions contained in this Agreement), and (b) to the fullest extent permitted by Law, neither Seller nor any of its Related Persons or Affiliates shall have any liability or responsibility whatsoever to Buyer or its Related Persons or Affiliates on any basis (including in contract or tort, under securities Laws or otherwise) based upon any information provided or made available, or statements made, to Buyer or Related Persons or Affiliates (or any omissions therefrom), including in respect of the specific representations and warranties of Seller set forth in this Agreement, except, with regard to Seller, as and only to the extent expressly set forth in Article 4 (which are subject to the limitations and restrictions contained in this Agreement). To the best of Buyer’s Knowledge, except as notified to Seller pursuant to Section 7.3, it does not know of any condition, event or circumstance that constitutes a breach of any representation, warranty or covenant of Seller in this Agreement.

5.8.  Acquisition as Investment. Buyer is acquiring the Ownership Interests for its own account as an investment without the present intent to engage in any distribution of the same to any other Person. Buyer acknowledges that the Ownership Interests are not registered pursuant to the 1933 Act and that none of the Ownership Interests may be transferred, except pursuant to an applicable exception under the 1933 Act. Buyer is an “accredited investor” as defined under Rule 501 promulgated under the 1933 Act.

5.9.  Adequate Assurances Regarding Assigned Contracts. Buyer is and will be capable of satisfying the conditions contained in sections 365(b)(1)(C) and 365(f) of the Bankruptcy Code with respect to the Assigned Contracts.

5.10.  Knowledge of Claims. To Buyer’s Knowledge, other than the claim relating to the Metering Claim Payment and claims that may be made with respect to amounts due for goods sold or services provided to the Company in the ordinary course of business, Buyer is not aware of any claims or causes of action that the Company has against Acadia Power Holdings, LLC (“APH”) or Cleco Corporation or their respective Affiliates.

ARTICLE 6
COVENANTS OF SELLER

Seller hereby covenants to Buyer as follows:

6.1.  Actions Before Closing. Seller shall use commercially reasonable efforts to perform and satisfy all conditions to either party’s obligations to consummate the transactions contemplated by this Agreement that are to be performed or satisfied by Seller under this Agreement.

6.2.  Conduct of Business Before the Closing Date. Except as may be required by the Bankruptcy Court, from the date hereof until the Closing, Seller shall vote the Ownership Interests in favor of the Company operating the Power Plant and conducting the Business in the ordinary course; provided that, except as otherwise provided in the Funding Side Letter, nothing herein shall require Seller to contribute any capital to the Company. Seller agrees that Buyer shall have the right, but not the obligation, to provide to the Company advances of funds from time to time necessary or appropriate to conduct operations or maintenance of the Business in the ordinary course, consistent with the historical operation and maintenance of the Power Plant. If Buyer so provides one or more advances to the Company, the Seller hereby agrees to vote the Ownership Interest to cause the Company to repay each such advance to Buyer with any cash on-hand at the Company, each time there is cash on-hand, after payment of then-due operating expenses and liabilities and reservation of $500,000 for working capital and, for the avoidance of doubt, prior to payment of any distributions to the members of the Company.

6.3.  Orders. Seller shall use commercially reasonable efforts to obtain entry by the Bankruptcy Court of Orders in substantially the form of Exhibit D hereto (the “Sale Order”), Exhibit E hereto (the “Bidding Procedures Order”), and Exhibit J hereto (the “Claims Settlement Order”).

6.4.  Consents and Approvals. Seller shall use commercially reasonable efforts to obtain all Consents required to be obtained by Seller in connection with the execution, delivery and performance by Seller and its Affiliates of this Agreement and the Transaction Documents.

6.5.  Access to Properties and Records; Confidentiality.

(a)  Seller shall use commercially reasonable efforts to afford to Buyer, and to the accountants, counsel and representatives of Buyer, reasonable access during normal business hours throughout the period prior to the Closing Date (or the earlier termination of this Agreement pursuant to Article 12) to all books and records of the Company relating to the Business if (w) permitted under Law (x) such books and records are not subject to confidentiality agreements, (y) disclosing such books and records would not adversely affect any attorney client, work product or like privilege and (z) such books and records do not relate to any confidential proprietary models or other information of Seller or any of its Affiliates pertaining to energy project evaluation, energy or natural gas price curves or projections or other economic or other predictive models. Upon reasonable prior notice, Seller shall also use commercially reasonable efforts to afford Buyer reasonable access, during normal business hours, to the Business, all operations of the Business and to any Related Assets throughout the period prior to the Closing Date. The rights of access contained in this Section 6.5(a) are granted subject to, and on, the following terms and conditions: (A) any such investigation shall not include physical testing or samplings of the Power Plant or the real property associated with the Plant, and shall be exercised in such a manner as not to interfere unreasonably with the operation of the Business; (B) during the period from the date hereof to the Closing Date, all information provided to Buyer or its agents or representatives by or on behalf of Seller, the Company or their agents or representatives (whether pursuant to this Section 6.5(a) or otherwise) shall be governed by and subject to the Confidentiality Agreement, dated as of April 23, 2007, by and among Buyer, Calpine and Seller (the “Confidentiality Agreement”); (C) such rights of access shall not affect or modify the conditions set forth in Article 11 in any way; and (D) all such rights of access shall be at Buyer’s sole cost, expense and risk; and Buyer shall indemnify Seller and the Company for any Losses that Seller, the Company or any third party may suffer as a result of Buyer’s exercise of its rights under this Section 6.5(a) except to the extent such Losses are due to Seller’s gross negligence or willful misconduct; and (E) Buyer shall comply with and adhere to all of the Company’s safety policies and procedures.

(b)  Notwithstanding the foregoing, consistent with past practices and to facilitate Seller’s and APH’s joint business relationship, Seller shall, and shall cause its Affiliates to, continue to afford to APH, and to the accountants, counsel and representatives of APH, reasonable access during normal business hours to all books, records, personnel, accountants, offices, properties and facilities of the Company and, to the extent exclusively relating to the Company, the Business, the Related Assets or the Assumed Liabilities, of Seller, its Affiliates and the subcontractors (of any tier) of Seller and its Affiliates and shall, consistent with past practices, promptly provide to APH such information relating to the Company, the Business, the Related Assets or the Assumed Liabilities as APH may reasonably request.

6.6.  Rejection of Assigned Contracts. Seller shall not reject any Assigned Contracts pursuant to the Chapter 11 Case without the prior written consent of Buyer.

6.7.  Further Assurances. Upon the request and at the sole expense of Buyer at any time on or after the Closing Date, Seller shall execute and deliver such documents, and take such actions, as Buyer or its counsel may reasonably request to effectuate the purposes of this Agreement.

6.8.  Notices. Seller shall provide Buyer with prompt written notice of Seller’s Knowledge of (i) any breach of any representation or warranty by Buyer or (ii) any other material failure by Buyer to comply with the obligations of this Agreement.

6.9.  Provision of Data; Transfer of Software. Seller agrees to cooperate with such reasonable requests during normal business hours as Buyer may make prior to and following the Closing (which requests shall not interfere in any material respect with the responsibilities of Seller’s employees) so as to assist Buyer with the integration from and after the Closing of the existing operational data, software and systems relating to the Power Plant into Buyer’s software and systems. Notwithstanding the foregoing, the parties acknowledge and agree that Buyer is not acquiring any software on any computer or other electronic equipment transferred to the Buyer as part of the Related Assets unless and only to the extent that Buyer or the Company shall have obtained prior to the Closing any necessary licenses or rights to use such software from and after the Closing. Seller also agrees to cooperate with such reasonable requests during normal business hours as Buyer may make in order to facilitate Buyer’s acquisition of such licenses or rights.

ARTICLE 7
COVENANTS OF BUYER

Buyer hereby covenants to Seller as follows:

7.1.  Actions Before Closing Date. Buyer shall use commercially reasonable efforts to perform and satisfy all conditions to either party’s obligations to consummate the transactions contemplated by this Agreement that are to be performed or satisfied by Buyer under this Agreement.

7.2.  Consents, Approvals and Notifications. Buyer shall use all commercially reasonable efforts to obtain all Consents required to be obtained by Buyer and provide notifications to all Persons required to be notified by Buyer to effect the transactions contemplated by this Agreement. Buyer shall, as promptly as practicable, take all actions as are reasonably requested by Seller to assist in obtaining the Bankruptcy Court’s entry of the Sale Order, including furnishing affidavits, financial information or other documents or information for filing with the Bankruptcy Court and making Buyer’s employees and representatives available to testify before the Bankruptcy Court.

7.3.  Notices. Buyer shall provide Seller with prompt written notice of Buyer’s Knowledge of (i) any breach of any representation or warranty by Seller or (ii) any other material failure by Seller to comply with the obligations of this Agreement.

7.4.  Payment Obligations; Claims. Notwithstanding anything to the contrary in this Agreement and for the avoidance of doubt, Buyer’s obligations to make the RFP Success Payment (if applicable) and the Asset Transfer Payment (if applicable) shall survive the Closing. If the Closing occurs, (a) upon execution of a Qualifying PPA, Buyer shall become obligated to make the first $2,000,000 RFP Success Payment six (6) months after executing the Qualifying PPA and shall make the subsequent $2,000,000 payments on each anniversary of such date for the subsequent four (4) years and (b) upon closing of a Qualifying Entergy Sale, Buyer shall become obligated to make the Asset Transfer Payment within five (5) days after closing the Qualifying Entergy Sale. Seller agrees that Buyer has the right to pursue or not pursue a Qualifying PPA and/or a Qualifying Entergy Sale in its sole discretion.

7.5.  Settlement of Certain Claims. Notwithstanding anything else to the contrary in this Agreement, Buyer agrees to the following obligations and requirements set forth in the Bidding Procedures Order in connection with being selected as the stalking horse purchaser at the Auction, all of which shall survive termination of this Agreement and all of which shall be binding on the Purchaser in accordance with the Bidding Procedures Order irrespective of whether the Purchaser is the successful bidder at the Auction: Paragraphs 2 (Buyer’s obligation to direct the Company to transfer to Seller the Seller Calpine Claim and the Seller CES Claim) 10,11, 16, 17, 18, 19, 21 and 23 of the Bidding Procedures Order.

7.6.  Reasonable Assistance . Buyer shall use its commercially reasonable efforts to assist Seller in obtaining entry of the Bidding Procedures Order and the Sale Order, including providing testimony as required at any hearing before the Bankruptcy Court. Buyer shall undertake such actions, or refrain from taking action, as applicable, and shall vote its interests in the Company so that the Company shall do the same, so as not to intentionally cause a default under or violation of, any of the Material Contracts. In the event of an objection or threatened objection to the transactions set forth herein and to the Sale Order by a taxing authority asserting a lien on the Ownership Interests or the Related Assets, Buyer shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to resolve such objection in order to consummate the transactions contemplated by this Agreement, including to effectuate the intent of the parties hereto that any Liens for Taxes, assessments and Government or other similar charges that are not yet due and payable or that, although due and payable, are being contested in good faith, would attach to the Ownership Interests and Related Assets if and only to the extent Buyer is responsible for such Taxes post-Closing under this Agreement.

7.7.  Waiver of Confidentiality. Buyer shall be deemed to, and shall be deemed to have voted its interests in the Company to, subject only to the execution of a confidentiality agreement which names the Company and APH as third party beneficiaries, substantially in the form attached hereto as Exhibit H, have waived any confidentiality provisions in any agreements executed by the Company and/or Buyer that Seller desires to provide to prospective bidders in the Auction and sale of the Ownership Interests and Related Assets. Buyer shall assist Seller in obtaining waivers of confidentiality from any counterparty to an agreement with the Company, and Seller shall obtain such counterparty waiver before it provides any such agreement executed by the Company to a prospective purchaser.

7.8.  Metering Claim Payment. Buyer shall make the Metering Claim Payment on the Release Effective Date. If the Claims Settlement Order is not final and non-appealable on the first Business Day following the 10th day after entry of the Claims Settlement Order on the Bankruptcy Court’s docket (the “Appeal Period Expiration Date”), the Metering Claim Payment shall be reduced by $8,333.33 per day for each day starting on the first day following the Appeal Period Expiration Date until such time as the Claims Settlement Order becomes final and non-appealable; provided that, the Metering Claim Payment shall not be reduced below $500,000. Buyer covenants that (i) it shall not cause, directly or indirectly, an appeal of the Claims Settlement Order to be filed; and (ii) if an appeal of the Claims Settlement Order is filed, that it shall use all commercially reasonable efforts to assist Seller in timely opposing and dismissing such appeal.

ARTICLE 8
BANKRUPTCY PROCEDURES

8.1.  Bankruptcy Actions. Seller shall use its reasonable best efforts to obtain the entry of the Bidding Procedures Order, the Claims Settlement Order and the Sale Order on the Bankruptcy Court’s docket. Seller shall file all pleadings with the Bankruptcy Court as are necessary or appropriate to secure entry of the Bidding Procedures Order, the Claims Settlement Order and the Sale Order, shall serve all parties entitled to notice of such pleadings under applicable provisions of the Bankruptcy Code and Rules and shall diligently pursue the obtaining of such orders. Seller covenants that (i) it shall not cause, directly or indirectly, an appeal of the Bidding Procedures Order, the Claims Settlement Order or the Sale Order to be filed; and (ii) if an appeal of the Bidding Procedures Order, the Claims Settlement Order or the Sale Order is filed, that it shall use reasonable efforts to cause the timely opposing and dismissing of such appeal and to cause such Order to become a Final Order. This Section 8.1, as it relates to the Claims Settlement Order, shall survive any termination of this Agreement.

8.2.  Bidding Procedures. The bidding procedures (the “Bidding Procedures”) to be employed with respect to this Agreement shall be those reflected in the Bidding Procedures Order. Buyer acknowledges that the Bidding Procedures may be supplemented by other customary procedures not inconsistent with the matters otherwise set forth therein and the other terms of this Agreement.

8.3.  Review of Filings To the extent practicable, Seller shall provide Buyer, at least three (3) days in advance of filing with the Bankruptcy Court, a draft of any motions, orders or other pleadings that Seller proposes to file with the Bankruptcy Court seeking approval of this Agreement and the Transaction Documents, including the motions to approve the Bidding Procedures Order, the Claims Settlement Order and the Sale Order. To the extent practicable, Seller shall reasonably cooperate with Buyer, and consider in good faith the views of Buyer, with respect to all such filings.

ARTICLE 9
REGULATORY MATTERS

Buyer hereby covenants to Seller, and Seller hereby covenants to Buyer, as follows:

9.1.  Regulatory Filings. Subject to the terms and conditions of this Agreement, each party shall use its reasonable best efforts to (a) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Laws to consummate the transactions contemplated by this Agreement, which shall include each party’s reasonable best efforts to obtain any consents required pursuant to Section 203 of the FPA, including filing the Section 203 application with FERC within thirty days after the date hereof; (b) if applicable, file a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby within five Business Days after the date hereof; (c) supply as promptly as practicable any additional information and documentary material that may be requested or required pursuant to any Antitrust Law, including the HSR Act (if applicable), and (d) cause the expiration or termination of the applicable waiting periods (if applicable) under the HSR Act or any other Antitrust Law as soon as practicable. Buyer and Seller agree that (i) Seller shall prepare and file with FERC the application required under Section 203 of the FPA, (ii) Buyer will be given ample time to review and comment on the application before the planned date of filing, and (iii) Seller will not file the application with FERC until Buyer has given its approval.

9.2.  Cooperation; Confidentiality Agreement. In connection with the efforts referenced in Section 9.1 to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the FPA, the HSR Act (if applicable), any other Antitrust Law, or any state law, each of the parties shall use reasonable best efforts to (a) cooperate with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (b) keep the other party informed in all material respects of any material communication received by such party from, or given by such party to, any Government and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby and (c) permit the other party to review any material communication given to it by, and consult with the other party advance of any written communication to or meeting or conference with any Government, including in connection with any proceeding by a private party regarding any of the transactions contemplated hereby and, to the extent permitted by such Government, give the other party the opportunity to attend and participate in such meeting or conference. The obligations in this Section 9.2 shall be subject to the Confidentiality Agreement and any attorney-client, work product or other privilege, and each of the parties shall coordinate and cooperate fully with the other parties hereto in exchanging such information and providing such assistance as such other parties may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods under Antitrust Law. The parties will not take any action that will have the effect of delaying, impairing or impeding the receipt of any required authorizations, consents, Orders or approvals. “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Laws and Orders that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.“Antitrust Approval” means any approval or consent of any Government required under any applicable Antitrust Law or the expiration or termination of any applicable waiting period under any applicable Antitrust Law.

9.3.  Objections or Other Challenges. If any objections are asserted with respect to the transactions contemplated hereby under any Antitrust Law or if any suit is instituted by any Government or any private party challenging any of the transactions contemplated hereby as violative of any Antitrust Law or if the filing pursuant to Section 9.1 is reasonably likely to be rejected or conditioned by the FERC or a state Government, each of the parties shall use reasonable best efforts to resolve such objections or challenge as such Government or private party may have to such transactions, including to vacate, lift, reverse or overturn any Order, whether temporary, preliminary or permanent, so as to permit consummation of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, Buyer shall promptly take and diligently pursue any or all of the following actions to the extent necessary to eliminate any concerns on the part of, or to satisfy any conditions imposed by, any Government with jurisdiction over the enforcement of any applicable Law, including any Antitrust Law, the FPA and applicable state Law, regarding the legality of Buyer’s acquisition of the Business or any portion thereof, the Ownership Interests and Related Assets or the Assumed Liabilities: (a) using its reasonable best efforts to prevent the entry in a judicial or administrative proceeding brought under any Law, including any Antitrust Law, the FPA or applicable state Law, by any Government or any other Person of any permanent, temporary or preliminary injunction or other Order that would make consummation of the acquisition of the Business or any portion thereof, the Ownership Interests and Related Assets or the Assumed Liabilities in accordance with the terms of this Agreement unlawful or that would prevent or delay such consummation; (b) to the extent required by reasonable best efforts, taking promptly and diligently pursuing, in the event that an injunction or Order has been issued as referred to in Section 9.3(a), any and all steps, including the appeal thereof, the posting of a bond and/or the steps contemplated by Section 9.3(a), necessary to vacate, modify or suspend such injunction or Order so as to permit such consummation as promptly as possible and (c) to the extent required by reasonable best efforts, promptly taking and diligently pursuing all other actions and do all other things necessary and proper to avoid or eliminate each and every impediment under any Law, including any Antitrust Law and the FPA, that may be asserted by any Government or any other Person to the consummation of the acquisition of the Business or any portion thereof, the Ownership Interests and Related Assets or the Assumed Liabilities by Buyer in accordance with the terms of this Agreement.

ARTICLE 10
TAXES

10.1.  Taxes Related to Purchase of Ownership Interests and Related Assets. All state and local sales, use, gross-receipts, transfer, excise, value-added or other similar Taxes on the transfer of the Ownership Interests and Related Assets and the assumption of the Assumed Liabilities (but excluding (i) capital gains of Seller or its Affiliates and (ii) other Taxes based on or measured by income or revenues), and all recording and filing fees that may be imposed by reason of the sale, transfer, assignment and delivery of the Ownership Interests and Related Assets (collectively, “Transaction Taxes”), shall be paid by Buyer on or prior to their due date.

10.2.  Proration of Real and Personal Property Taxes. All real and personal property taxes and assessments on the Ownership Interests and Related Assets (not including taxes of the Company) for any taxable period commencing prior to the Closing Date and ending on or after the Closing Date (a “Straddle Period”) shall be prorated between Buyer and Seller as of the Closing Date based on the best information then available, with (a) Seller being liable for such Taxes attributable to any portion of a Straddle Period ending prior to the Closing Date and (b)

Buyer being liable for such Taxes attributable to any portion of a Straddle Period beginning on or after the Closing Date. Information available after the Closing Date that alters the amount of Taxes due with respect to the Straddle Period will be taken into account and any change in the amount of such Taxes shall be prorated between Buyer and Seller as set forth in the next sentence. All such prorations shall be allocated so that items relating to the portion of a Straddle Period ending prior to the Closing Date shall be allocated to Seller based upon the number of days in the Straddle Period prior to the Closing Date and items related to the portion of a Straddle Period beginning on or after the Closing Date shall be allocated to Buyer based upon the number of days in the Straddle Period from and after the Closing Date; provided, however, that the parties shall allocate any real property Tax in accordance with Section 164(d) of the Code. The amount of all such prorations shall be calculated and paid on the Closing Date; prorations resulting from information after the Closing shall be calculated and paid as soon as practicable thereafter. Upon receiving information confirming the Company’s tax liability under the Acadia Parish sales and use tax audit described in the letter from Gary W. Lambert and Company to the Company dated April 3, 2006, Seller shall pay to the Company one half of the Company’s obligation regarding any such tax liability on the Closing or as soon as practicable thereafter.

10.3.  Cooperation on Tax Matters. Seller and Buyer shall (and shall cause their respective Affiliates to) cooperate fully with each other and make available or cause to be made available to each other for consultation, inspection and copying (at such other party’s expense) in a timely fashion such personnel, Tax data, relevant Tax Returns or portions thereof and filings, files, books, records, documents, financial, technical and operating data, computer records and other information as may be reasonably required (a) for the preparation by such other party of any Tax Returns or (b) in connection with any Tax audit or proceeding including one party (or an Affiliate thereof) to the extent such Tax audit or proceeding relates to or arises from the transactions contemplated by this Agreement.

10.4.   Retention of Tax Records. After the Closing Date and until 4 years after the Closing Date, Buyer shall retain possession of all accounting, business, financial and Tax records and information in Buyer’s possession that (a) relate to the Ownership Interests and Related Assets and are in existence on the Closing Date and (b) come into existence after the Closing Date but relate to the Ownership Interests and Related Assets before the Closing Date, and Buyer shall give Seller notice and a reasonable opportunity to retain any such records in the event that Buyer determines to destroy or dispose of them during such period. In addition, from and after the Closing Date, Buyer shall provide to Seller and their Related Persons (after reasonable notice and during normal business hours and without charge to Seller) access to the books, records, documents and other information relating to the Ownership Interests and Related Assets as Seller may reasonably deem necessary to (i) properly prepare for, file, prove, answer, prosecute and defend any Tax Return, claim, filing, tax audit, tax protest, suit, proceeding or answer or (ii) administer or complete any cases under chapter 11 of the Bankruptcy Code of or including Seller. Such access shall include access to any computerized data regarding the Ownership Interests and Related Assets (to the extent relating to the period before the Closing Date).

10.5.  Allocation of Purchase Price and Purchase Price Allocation Forms. The Purchase Price, the Assumed Liabilities and other relevant items shall be allocated among the Ownership Interests and Related Assets as provided in Schedule 10.5 (the “Allocation Schedule”). Each of Buyer and Seller agrees that it will report the federal, state, local and other

Tax consequences of the purchase and sale hereunder (including in filings on IRS Form 8594) in a manner consistent with such allocation and that it will not take any position inconsistent therewith in connection with any Tax Return, refund claim, litigation or otherwise, unless and to the extent required to do so pursuant to applicable Law. Notwithstanding any other provision of this Agreement, this Section 10.5 shall survive any termination or expiration of this Agreement.

10.6.  Unbilled Transactional Taxes. If a Tax assessment is levied upon any party by an authorized tax jurisdiction for unbilled Transaction Taxes that are the obligation of the other party under this Agreement, then the non-assessed party shall reimburse the assessed party for those taxes including any interest and penalty.

10.7.  Aquila Termination Fee.  For the avoidance of doubt, Buyer and Seller agree that for U.S. federal income tax purposes the sale of the Ownership Interests pursuant to this Agreement shall cause the Company to recognize income with respect to the unamortized balance of the Aquila Termination Fee and that all such income shall be allocated to and reported by Seller.

ARTICLE 11
CONDITIONS PRECEDENT TO PERFORMANCE BY PARTIES

11.1.  Conditions Precedent to Performance by Seller and Buyer. The respective obligations of Seller and Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver by both parties (other than the condition contained in Section 11.1(a), the satisfaction of which cannot be waived), on or prior to the Closing Date, of the following conditions:

(a)  Sale Order. The Bankruptcy Court shall have entered the Sale Order, and no Order staying, reversing, modifying or amending the Sale Order shall be in effect on the Closing Date.

(b)  Antitrust and Regulatory Approvals. The applicable waiting periods for the transactions contemplated by this Agreement under the HSR Act (if applicable), and any other Antitrust Law shall have expired or terminated and the Regulatory Approvals on Schedule 11.1(b) shall have been obtained and requisite notice has been provided by Buyer to relevant Government authorities.

(c)  No Violation of Orders. No preliminary or permanent injunction or other Order that declares this Agreement, the Master Escrow Agreement, or the Purchase Notice invalid or unenforceable in any respect or that prevents the consummation of the transactions contemplated hereby or thereby shall be in effect.

(d)  Bidding Procedures Order. The Bankruptcy Court shall have entered the Bidding Procedures Order, which shall provide for, among other things, the approval of the Priority Present Value Payment, the Break-Up Fee and the Expense Reimbursement, and no Order staying, reversing, modifying or amending the Bidding Procedures Order shall be in effect on the Closing Date.

(e)  Claims Settlement Order. The Bankruptcy Court shall have entered the Claims Settlement Order and such order shall have become a Final Order.

11.2.  Conditions Precedent to Performance by Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction, on or before the Closing Date, of the following conditions, any one or more of which may be waived by Seller in its sole discretion:

(a)  Representations and Warranties of Buyer. All representations and warranties made by Buyer in this Agreement shall be true and correct in all material respects on and as of the Closing Date as if again made by Buyer on and as of such date (or, if made as of a specific date, at and as of such date), and Seller shall have received a certificate dated the Closing Date and signed by the President or a Vice President of Buyer to that effect.

(b)  Performance of the Obligations of Buyer. Buyer shall have performed in all material respects all obligations required under this Agreement to be performed by it on or before the Closing Date (except with respect to the obligation to pay the Closing Purchase Price and the other payments to be made in accordance with the terms of this Agreement, which obligations shall be performed in all respects as required under this Agreement), and Seller shall have received a certificate dated the Closing Date and signed by a Manager of Buyer to that effect.

(c)  Buyer’s Deliveries. Buyer shall have delivered, and Seller shall have received, all of the items set forth in Section 3.3.

11.3.  Conditions Precedent to the Performance by Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction, on or before the Closing Date, of the following conditions, any one or more of which may be waived by Buyer in its sole discretion:

(a)  Representations and Warranties of Seller. The representations and warranties made by Seller in Article 4 of this Agreement shall be true and correct as of the Closing, in each case as though made at and as of such time (or, if made as of a specific date, at and as of such date), except to the extent such failures to be true and correct do not constitute a Material Adverse Effect; provided, however, that representations and warranties made by Seller and qualified as to Material Adverse Effect shall be true and correct as of the Closing Date, and Buyer shall have received a certificate dated the Closing Date and signed by the President or a Vice President of Seller to that effect.

(b)  Performance of the Obligations of Seller. Seller shall have performed in all respects all obligations required under this Agreement to be performed by it on or before the Closing Date, except for such failures to perform that do not constitute a Material Adverse Effect, and Buyer shall have received a certificate dated the Closing Date and signed by the President or a Vice President of Seller to that effect.

(c)  Seller’s Deliveries. Seller shall have delivered, and Buyer shall have received, all of the items set forth in Section 3.2, except such Business Records which Seller's failure to deliver would not constitute, individually or in the aggregate, a Material Adverse Effect.

(d)  Material Adverse Effect. No Material Adverse Effect shall have occurred and be continuing.

Promptly after the Closing Date, Seller shall deliver to Buyer any Business Records not delivered to Buyer on or prior to the Closing Date.

ARTICLE 12
TERMINATION AND EFFECT OF TERMINATION

12.1.  Right of Termination.» Notwithstanding anything to the contrary contained herein, this Agreement may be terminated only as provided in this Article 12. In the case of any such termination, the terminating party shall give notice to the other party specifying the provision pursuant to which the Agreement is being terminated.

12.2.  Termination Without Default

(a)  This Agreement may be terminated at any time before Closing:

(i)	by mutual written consent of Seller and Buyer;

(ii)	by Buyer, if the Claims Settlement Order has not been entered within the earlier of (A) 60 days after the date hereof or (B) within 48 hours of the entry of the Bidding Procedures Order;

(iii)	by Buyer, if the Bidding Procedures Order has not been entered within 60 days after the date hereof;

(iv)	by Buyer, if a Sale Order has not been entered within 90 days after the entry of the Bidding Procedures Order;

(v)
if the Auction takes place, by Buyer, on any date that is more than 120 days after the entry of the Sale Order or, if the Auction does not take place, by Buyer, on any date that is more than 365 days after the date hereof (in either case, the “Buyer’s Termination Date”), if any condition contained in Section 11.1 is not satisfied or waived as of such date; provided, however, that Buyer shall not have the right to terminate this Agreement under this Section 12.2(a)(v) if Buyer’s failure to fulfill any of its obligations under this Agreement is the reason that the relevant condition is not satisfied as of such date;

(vi)
if the Auction takes place, by Seller, on any date that is more than 30 days after the entry of the Sale Order, or, if the Auction does not take place, by Seller, on any date that is more than 365 days after the date hereof (in either case, the “Seller’s Termination Date”), if any condition contained in Section 11.1 is not satisfied or waived as of such date; provided, however, that Seller shall not have the right to terminate this Agreement under this Section 12.2(a)(vi) if Seller’s failure to fulfill any of its obligations under this Agreement is the reason that the relevant condition is not satisfied as of such date; or

(vii)
 by either Buyer or Seller, immediately upon an Order becoming final and non-appealable that declares this Agreement or any of the Transaction Documents invalid or unenforceable in any material respect or that prevents the consummation of the transactions contemplated hereby or thereby (a “Termination Order”); provided, however, that neither Seller nor Buyer shall have the right to terminate this Agreement pursuant to this Section 12.2(a)(vii) if such party or any of its Affiliates has sought entry of, or has failed to use all commercially reasonable efforts to oppose entry of, such Termination Order.

(b)  If this Agreement is terminated pursuant to Section 12.2(a), (i) the Deposits, together with any interest accrued thereon less Buyer’s share of the fees and expenses of the Escrow Agent, pursuant to the Master Escrow Agreement, shall be returned to Buyer, (ii) this Agreement shall become null and void and have no effect (other than Section 7.5, Section 7.7, Section 7.8, Section 8.1, this Article 12, Article 13 and Article 14, which shall survive termination; provided, however, that Seller’s obligation to pay the Expense Reimbursement pursuant to Section 12.5(c) shall not survive such termination) and (iii) except pursuant to such surviving provisions, none of Seller, Buyer or any of their respective Related Persons shall have any liability or obligation arising under or in connection with this Agreement.

12.3.  Effect of Failure of Seller’s Conditions to Closing.

(a)  Seller may terminate this Agreement at any time after the Seller’s Termination Date and before Closing if any condition contained in Section 11.2, except for those obligations to be performed at Closing, which are not capable of satisfaction until Closing, is not satisfied or waived by Seller as of such time; provided, however, that Seller shall not have the right to terminate this Agreement under this Section 12.3 if Seller’s failure to fulfill any of its obligations under this Agreement is the reason that the relevant condition is not satisfied as of such date.

(b)  If this Agreement is terminated pursuant to this Section 12.3, Buyer acknowledges that a monetary remedy may be inadequate or impracticable and that Seller may have been caused irreparable harm and, if Seller so determines, Seller shall have the right, subject to the waiver by Seller or satisfaction of the conditions contained in Section 11.1, to obtain an Order requiring Buyer to specifically perform all of its obligations under this Agreement.

(c)   If Seller determines that a monetary remedy is adequate and practicable, Seller may terminate this Agreement, retain the Deposits, together with any interest accrued thereon and pursue any other remedies available to Seller at Law; provided that,

(i) if Seller’s actual direct damages are less than the Deposit, plus accrued interest, Seller shall return any amounts in excess of its actual direct damages plus the interest accrued on such excess to Buyer and (ii) such monetary remedy shall be limited to actual direct damages, not to exceed the amount of the Closing Purchase Price. In the case of such termination, (i) this Agreement shall become null and void and have no effect (other than Section 7.5, Section 7.7, Section 7.8, Section 8.1, this Article 12, Article 13 and Article 14, which shall survive termination; provided, however, that Seller’s obligation to pay the Expense Reimbursement pursuant to Section 12.5(c) shall not survive such termination) and (iii) except pursuant to such surviving provisions, none of Seller, Buyer or any of their respective Related Persons shall have any liability or obligation arising under or in connection with this Agreement.

12.4.
Effect of Failure of Buyer’s Conditions to Closing. (a) Buyer may terminate this Agreement at any time after the Buyer’s Termination Date and before Closing if any condition contained in Section 11.3 is not satisfied or waived as of such time, except for those obligations to be performed at Closing, which are not capable of satisfaction until Closing; provided, however, that Buyer shall not have the right to terminate this Agreement under this Section 12.4 if Buyer’s failure to fulfill any of its obligations under this Agreement is the reason that the relevant condition is not satisfied as of such date.

(b)  If this Agreement is terminated pursuant to this Section 12.4 and Seller does not consummate an Alternative Transaction: (i) the Deposits, together with any interest accrued thereon less Buyer’s share of any fees and expenses of the Escrow Agent pursuant to the Master Escrow Agreement, shall be returned to Buyer, (ii) this Agreement shall become null and void and have no effect (other than Section 7.5, Section 7.7, Section 7.8, Section 8.1, this Article 12, Article 13 and Article 14, which shall survive termination; provided, however, that Seller’s obligation to pay the Expense Reimbursement pursuant to Section 12.5(c) shall not survive such termination) and (iii) except pursuant to such surviving provisions, none of Seller, Buyer or any of their respective Related Persons shall have any liability or obligation arising under or in connection with this Agreement.

12.5.  Termination on Alternative Transaction.

(a)  This Agreement may be terminated at any time before Closing by either Buyer or Seller, upon Seller’s entering into any Alternative Transaction.

(b)  If this Agreement is terminated pursuant to Section 12.4, provided that Seller consummates an Alternative Transaction, including an Alternative Transaction with a Back-up Bidder (as that term is defined in the Bidding Procedures Order), or Section 12.5(a): (i) the Deposits, together with any interest accrued thereon less Buyer’s share of the fees and expenses of the Escrow Agent pursuant to the Master Escrow Agreement, shall be returned to Buyer, (ii) upon consummation of an Alternative Transaction, Seller shall pay Buyer the Expense Reimbursement in accordance with Section 12.5(c), (iii) provided that Seller consummates an Alternative Transaction, the Break-Up Fee and the Priority Present Value Payment shall be paid to Buyer in accordance with Paragraph 13 of the Bidding Procedures Order, and (iv) this Agreement shall become null and void and of no effect (other than Sections 7.5 through 7.8, Section 8.1, Article 12, Article 13 and Article 14, which shall survive termination, provided that Section 7.6 shall only survive termination until the earlier of termination of each Alternative Transaction or consummation of an Alternative Transaction), and (v) except as provided in such surviving provisions, this Section 12.5(b) and Section 12.5(c), none of Buyer, Seller or their respective Related Persons shall have any liability or obligation arising under or in connection with this Agreement.

(c)  Termination Fees.

(i)
If this Agreement is terminated pursuant to Section 12.4, provided that Seller consummates an Alternative Transaction, including an Alternative Transaction with a Back-up Bidder (as that term is defined in the Bidding Procedures Order), or Section 12.5(a), provided that Seller later consummates an Alternative Transaction, then: (y) $2,900,000.00 (the “Break-Up Fee”) and the Priority Present Value Payment shall be paid to Buyer in accordance with Paragraph 13 of the Bidding Procedures Order and (z) Seller shall pay to Buyer, from the sale proceeds of such Alternative Transaction, reasonable and documented attorney’s fees and out-of-pocket expenses actually incurred by or on behalf of Buyer after January 5, 2007 in connection with the negotiation of this Agreement and the Auction, not to exceed $350,000.00 (the “Expense Reimbursement”).

(ii)
Without limiting Section 12.5(b), Seller’s obligation to pay the Expense Reimbursement pursuant to this Section 12.5(c) shall survive termination of this Agreement and shall constitute an administrative expense of Seller.

(iii)
The Expense Reimbursement, paid under the circumstances provided in Section 12.5(c)(i) shall be the exclusive remedy of Buyer and its Affiliates against Seller or any of its respective Affiliates or Related Persons for any termination of this Agreement pursuant to Section 12.5. In no event shall Seller or any of its respective Affiliates or Related Persons have any liability to Buyer or its Affiliates in excess of the Expense Reimbursement in the event that this Agreement terminates pursuant to Section 12.5, and any claim, right or cause of action by Buyer or any of its Affiliates against Seller or its respective Affiliates or Related Persons for any termination of this Agreement pursuant to Section 12.5 in excess of the Expense Reimbursement is hereby fully waived, released and forever discharged. This Section 12.5(c)(iii) does not in any way limit Buyer’s rights to the Break-Up Fee and the Priority Present Value Payment in accordance with Paragraph 13 of the Bidding Procedures Order.

ARTICLE 13
MISCELLANEOUS

13.1.  Successors and Assigns. Except as otherwise provided in this Agreement, no party hereto shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other party hereto, and any such attempted assignment without such prior written consent shall be void and of no force and effect; provided that, Buyer may assign this Agreement to a purchaser of all of its interests in the Company with the prior written consent of Seller, such consent not to be unreasonably withheld. This Agreement shall inure to the benefit of and shall be binding upon the successors and permitted assigns of the parties hereto.

13.2.  Governing Law; Jurisdiction. This Agreement shall be construed, performed and enforced in accordance with, and governed by, the Laws of the State of New York (without giving effect to the principles of conflicts of Laws thereof), except to the extent that the Laws of such State are superseded by the Bankruptcy Code. For so long as Seller is subject to the jurisdiction of the Bankruptcy Court, the parties hereto irrevocably elect as the sole judicial forum for the adjudication of any matters arising under or in connection with the Agreement, and consent to the exclusive jurisdiction of, the Bankruptcy Court. After Seller is no longer subject to the jurisdiction of the Bankruptcy Court, any legal action or proceeding with respect to this Agreement or the transactions contemplated hereby may be brought in the courts of the State of New York sitting in Manhattan or of the United States for the Southern District of New York, and by execution and delivery of this Agreement, each of the Parties consents to the non-exclusive jurisdiction of those courts. Each of the Parties irrevocably waives any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens, which it may now or hereafter have to the bringing of any action or proceeding in such jurisdiction in respect of this Agreement or the transactions contemplated hereby.

13.3.  Disclosure Schedule Supplements. From time to time prior to the Closing, Seller shall supplement or amend the Disclosure Schedules to this Agreement with respect to any matter that, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedules. The Disclosure Schedules shall be deemed amended by all such supplements and amendments for all purposes, unless the facts described in such supplement or amendment will constitute, individually or in the aggregate, a Material Adverse Effect.

13.4.  Warranties Exclusive. The representations and warranties contained herein and in the Transaction Documents are the only representations or warranties given by Seller and all other express or implied warranties are disclaimed. Without limiting the foregoing, Buyer acknowledges that, except for the representations and warranties contained herein and in the Transaction Documents, the Ownership Interests and Related Assets are conveyed “AS IS,’’ “WHERE IS” and “WITH ALL FAULTS” and that, except for the representations and warranties contained herein and in the Transaction Documents, all warranties of merchantability, usage or suitability or fitness for a particular purpose are disclaimed. Without limiting the foregoing, Buyer further acknowledges that, except for and limited to the specific representations and warranties contained herein and in the Transaction Documents, no material or information provided by or communications made by Seller or its agents will create any representation or warranty of any kind, whether express or implied, with respect to the Ownership Interests and Related Assets and the title thereto, the operation of the Business, or the prospects (financial and otherwise), risks and other incidents of the Business, including the actual or rated generating capability of the Power Plant or the ability of Buyer to generate or sell electrical energy.

13.5.  Survival of Representations and Warranties.

None of the representations or warranties of Seller set forth in this Agreement, the Transaction Documents, or in any certificate delivered pursuant to Section 11.3(a) or Section 11.3(b) shall survive the Closing.

13.6.  No Recourse Against Third Parties.

Each of Buyer and Seller agrees for itself, its Related Persons and any other parties making any claim by, through or under the rights of such persons (each collectively, the “Buyer Group” or “Seller Group” as applicable) that no member of the Buyer Group or the Seller Group shall have any rights against a Related Person of the other party or any Affiliate of the other party (including, for Seller, Calpine), (each, individually, a “Non-Recourse Person”) for any Losses that any member of the Buyer Group or the Seller Group may suffer in connection with this Agreement. If any member of the Buyer Group or the Seller Group makes a claim against any person or entity that is not a Non-Recourse Person (a “Third Person”) that in any way gives rise to a claim by such Third Person against any Non-Recourse Person asserting that such Non-Recourse Person is or may be liable to such Third Person with respect to any Losses arising in connection with this Agreement (whether by way of indemnification, contribution, or otherwise on any theory whatever) (a “Claim Over”), such member of the Buyer Group or the Seller Group shall reduce or credit against any judgment or settlement such member of the Buyer Group or the Seller Group may obtain against such Third Person the full amount of any judgment or settlement such Third Person may obtain against the Non-Recourse Person on such Claim Over, and shall, as part of any settlement with such Third Person, obtain from such Third Person for the benefit of such Non-Recourse Person a satisfaction in full of such Third Person’s Claim Over against the Non-Recourse Person.

13.7.  Mutual Drafting. This Agreement is the result of the joint efforts of Buyer and Seller, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and there is to be no construction against either party based on any presumption of that party’s involvement in the drafting thereof.

13.8.  Expenses. Except as otherwise provided herein, each of the parties hereto shall pay its own expenses in connection with this Agreement and the transactions contemplated hereby, including any legal and accounting fees, whether or not the transactions contemplated hereby are consummated. Buyer shall pay all Transaction Taxes and all filing fees required to be paid in connection with any filings made or notices given pursuant to any Antitrust Law for purposes of the transactions contemplated by this Agreement.

13.9.  Broker’s and Finder’s Fees. Each of the parties represents and warrants that it has not dealt with any broker or finder in connection with any of the transactions contemplated by this Agreement in a manner so as to give rise to any claims against the other party for any brokerage commission, finder’s fees or other similar payout, except that Seller has retained Miller Buckfire & Co., LLC and will pay Miller Buckfire & Co. LLC such fees as are approved by the Bankruptcy Court.

13.10.  Severability. In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect only if, after excluding the portion deemed to be unenforceable, the remaining terms shall provide for the consummation of the transactions contemplated hereby in substantially the same manner as originally set forth at the later of the date this Agreement was executed or last amended.

13.11.  Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given: (a) on the date of service if served personally on the party to whom notice is to be given; (b) on the day of transmission if sent via facsimile transmission to the facsimile number given below and confirmation of successful transmission is obtained (for this purpose, an activity report of the sender’s facsimile machine showing the confirmation of successful transmission is sufficient); (c) on the day after delivery to Federal Express or similar overnight courier or the Express Mail service maintained by the United States Postal Service or (d) on the fifth day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed, to the party as follows:

If to Seller:

c/o Calpine Corporation
50 West San Fernando Street
San Jose, California 95113
Attention: General Counsel
Facsimile: (408) 794-2434

Copy to:

Kirkland & Ellis LLP
655 Fifteenth Street, NW Suite 1200
Washington, DC 20005
Attention: Mitchell F. Hertz
Facsimile: (202) 879-5200

Kirkland & Ellis LLP
777 South Figueroa Street
Los Angeles, CA 90017
Attention: Bennett L. Spiegel
Facsimile: (213) 680-8500

If to Buyer:

Acadia Power Holdings, LLC
2030 Donahue Ferry Road
Pineville, LA 71361-5226
Attention: W. Keith Johnson
Facsimile: (318) 484-7685

Copy to:

Pillsbury Winthrop Shaw Pittman LLP
2 Houston Center
909 Fannin, Suite 2000
Houston, TX 77010-1018
Attention: Sergio Pozzerle
Facsimile: 281-667-3893

King & Spalding LLP
1185 Avenue of the Americas
New York, NY 10036
Attention: Barry N. Seidel
Facsimile: (212) 556-2222

Any party may change its address for the purpose of this Section 13.11 by giving the other party written notice of its new address in the manner set forth above.

13.12.  Amendments; Waivers. This Agreement may be amended or modified, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by the parties hereto, or in the case of a waiver, by the party waiving compliance. Any waiver by any party of any condition, or of the breach of any provision, term, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall not be deemed to be nor construed as a furthering or continuing waiver of any such condition, or of the breach of any other provision, term, covenant, representation or warranty of this Agreement.

13.13.  Schedules. Seller may, at its option, include in the Disclosure Schedules items that are not material, and any such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgment or representation that such items are material or would cause a Material Adverse Effect, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement. Information disclosed in the Disclosure Schedules shall constitute a disclosure for all purposes of the Section for which such disclosure was made and each other section for which such disclosure is readily apparent.

13.14.  Public Announcements. No party shall make any press release or public announcement concerning the transactions contemplated by this Agreement without the prior written approval of the other parties, unless a press release or public announcement is required by Law or Order of the Bankruptcy Court. If any such announcement or other disclosure is required by Law or Order of the Bankruptcy Court, the disclosing party shall give the nondisclosing party or parties prior notice of, and an opportunity to comment on, the proposed disclosure. The parties acknowledge that Seller shall file this Agreement and the Claims Settlement Agreement with the Bankruptcy Court in connection with obtaining the Sale Order and Bidding Procedures Order.

13.15.  Entire Agreement. This Agreement and the Transaction Documents contain the entire understanding among the parties hereto with respect to the transactions contemplated hereby and supersede and replace all prior and contemporaneous agreements and understandings, oral or written, with regard to such transactions. All Disclosure Schedules and Exhibits hereto and any documents and instruments delivered pursuant to any provision hereof are expressly made a part of this Agreement as fully as though completely set forth herein.

13.16.  Parties in Interest. Nothing in this Agreement is intended to confer any rights or remedies under or by reason of this Agreement on any Persons other than Seller and Buyer and their respective successors and permitted assigns, except the rights of the Buyer Entities and Seller Entities (as applicable) to the indemnities and other releases and the waivers, allocations and disclaimers of, and limitations on, liability or remedies set forth in this Agreement. Nothing in this Agreement is intended to relieve or discharge the obligations or liability of any third Persons to Seller or Buyer. No provision of this Agreement shall give any third Persons any right of subrogation or action over or against Seller or Buyer.

13.17.  Headings. The article and section headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

13.18.  Construction. Unless the context of this Agreement otherwise requires, (i) words of any gender include the other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” and derivative or similar words refer to this entire Agreement as a whole and not to any other particular Article, Section or other subdivision, (iv) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation,” (v) “shall,” “will,” or “agrees” are mandatory, and “may” is permissive, and (vi) “or” is not exclusive.

13.19.  Currency. Except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in United States currency.

13.20.  Time of Essence. Time is of the essence in this Agreement.

13.21.  Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute the same agreement. The delivery of an executed counterpart of this Agreement by facsimile or .pdf shall be deemed to be valid delivery thereof. It shall be sufficient in making proof of this Agreement to produce or account for a facsimile or .pdf copy of an executed counterpart of this Agreement.

13.22.  Damages.

IN NO EVENT SHALL BUYER OR ITS RELATED PERSONS BE LIABLE TO SELLER OR ANY OF ITS RELATED PERSONS, NOR SHALL SELLER OR ITS RELATED PERSONS BE LIABLE TO BUYER OR ANY OF ITS RELATED PERSONS, FOR SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT, EXEMPLARY OR CONSEQUENTIAL DAMAGES OF ANY NATURE WHATSOEVER ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, NOTWITHSTANDING THE FAULT, STRICT LIABILITY, BREACH OF CONTRACT OR NEGLIGENCE, WHETHER SOLE, JOINT OR CONCURRENT, ACTIVE

OR PASSIVE, OF THE BENEFICIARY OF THIS LIMITATION OR WHETHER ASSERTED IN CONTRACT, IN WARRANTY, IN TORT, BY STATUTE OR OTHERWISE. ANY SUCH CLAIM, RIGHT OR CAUSE OF ACTION FOR ANY DAMAGES THAT ARE SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT, EXEMPLARY, OR CONSEQUENTIAL DAMAGES IS HEREBY FULLY WAIVED, RELEASED AND FOREVER DISCHARGED.

ARTICLE 14
DEFINITIONS

14.1.  Certain Terms Defined. As used in this Agreement, the following terms shall have the following meanings:

“1933 Act” means the Securities Act of 1933.

“2001 PPA Payment Agreement” means the 2001 PPA Payment Agreement dated as of August 9, 2005, between Calpine Energy Services, L.P. and Acadia Power Holdings LLC.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with such first Person where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, through the ownership of voting securities, by contract, as trustee, executor or otherwise.

“Allowed Calpine Claim” has the meaning set forth in the Claims Settlement Agreement.

“Allowed CES Claim” has the meaning set forth in the Claims Settlement Agreement.

“Alternative Transaction” means a sale or other transfer or disposition (including by sale of the ownership interest in Seller or Persons directly or indirectly owning or controlling Seller) of all or part of the Ownership Interests and Related Assets to a purchaser or purchasers (other than Buyer) arising out of the Auction in which the Buyer is the stalking horse purchaser.

“Aquila Termination Fee” means the $105 million special distribution to the Seller that Aquila Long Term, Inc. paid on May 12, 2003 to be released from any and all obligations under the Aquila Power Purchase Agreement, dated October 9, 2000, as amended on January 31, 2001, and all associated guarantees.

“Asset Transfer Payment” means, if and only if the Closing occurs, the Company executes an agreement for a Qualifying Entergy Sale within 12 months after the Closing and such Qualifying Entergy Sale closes, a payment by Buyer to Seller of (a) $10,000,000.00 plus (b) 25% of the difference equal to (i) the proceeds of the Qualifying Entergy Sale multiplied by a fraction, the numerator of which is 50% and the denominator of which is the percentage of the assets of the Company sold in such Qualifying Entergy Sale, minus (ii) the higher of $155,000,000.00 or the final sale price of the Ownership Interests and Related Assets to Buyer at the Auction.

“Assigned Contracts” means those agreements listed on Schedule 1.1(b).

“Assumption Agreement” means the agreement substantially in the form of Exhibit B hereto.

“Auction” means the auction conducted by Seller pursuant to the Bidding Procedures Order.

“Bankruptcy Code” means Title 11 of the United States Code.

“Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of New York or such other court having jurisdiction over the Chapter 11 Case originally administered in the United States Bankruptcy Court of the Southern District of New York.

“Business” means the business of generating and selling electric power from the Power Plant to the Company’s customers and any business activities of the Company incidental to the foregoing.

“Business Day” means any day other than Saturday, Sunday and any day that is a legal holiday or a day on which banking institutions in New York, New York are authorized by Law or other Governmental action to close.

“Business Records” means (a) the following items to the extent they are currently in existence and are in the possession or reasonable control of Seller or its Affiliates and to the extent Seller or its Affiliates do not possess originals but have a copy of the same, such copy shall be provided:

(i)	all original copies of contracts currently in effect between the Company and any counterparty;

(ii)	all management committee meeting minutes;

(iii)
to the extent currently located at the Power Plant, copies of all purchase orders issued by the Company for which the work has not yet been fully performed, and those for which the Company has not fully paid;

(iv)	all (A) annual audited financial statements, and quarterly unaudited financial statements, (B) tax filings (Federal, State, property, etc.), and (C) current budgets;

(v)	the following information to the extent currently located at the Power Plant: project performance data, test data, environmental data, operating data and reports;

(vi)
the following information to the extent currently located at the Power Plant: original Power Plant construction contracts, drawings, test results, warranty data, correspondence, change orders and engineering files;

(vii)	all material correspondence between the Company and any governmental or regulatory agency relating to the project;

(viii)	all outstanding invoices issued by or received by the Company;

(ix)	all permits and licenses of the Company;

(x)	a description of the Company’s insurance policies and a list of any outstanding insurance claims;

(xi)	inventory listing for the Power Plant;

(xii)	operating manuals; and

(xiii)	all right of way and easement agreements for the Power Plant and/or the pipeline;

and (b) other records to the extent they apply exclusively to the Company, the Business, the Ownership Interests, the Related Assets or the Assumed Liabilities, excluding any Retained Books and Records.

“Buyer Entities” means (i) Buyer, (ii) its Related Persons and (iii) the Company.

“Buyer’s Knowledge” means the present actual knowledge of Sam Charlton or W. Keith Johnson.

“Chapter 11 Case” means, collectively, the cases commenced by Seller and its debtor affiliates under chapter 11 of the Bankruptcy Code in the Bankruptcy Court being jointly administered as Case No. 05-60200.

“Claims Settlement Agreement” means the agreement attached to this Agreement as Exhibit F.

“Clayton Act” means Title 15 of the United States Code §§ 12-27 and Title 29 of the United States Code §§ 52-53, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” means Acadia Power Partners, LLC.

“Consent” means any consent, approval, authorization, qualification, waiver or notification of a Government or other Person.

“Contract” means any written or oral contract, agreement, license, sublicense, lease, sublease, mortgage, instruments, guaranties, commitment, undertaking or other similar arrangement, whether express or implied.

“Disclosure Schedules” means the disclosure schedules attached hereto.

“Entergy” means Entergy Services, Inc, as agent for the Entergy Operating Companies, or its Affiliate.

“Entergy 2006 Long Term RFP” means Long-Term Tolling PPA, Load-Following CCGT for 2006 Request For Proposal (RFP) for Long-Term Supply-Side Resources dated April 17, 2006 and Ownership Acquisition of Load-Following CCGT for 2006 Request For Proposals (RFP) for Long-Term Supply-Side Resources dated April 17, 2006.

“Environmental Laws” means all currently existing and future federal, state, provincial, municipal, local and foreign statutes, ordinances, rules, Orders, regulations, remediation standards, and other provisions having the force of law for protection of the environment, including the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Sec. 9601 et seq., as amended, the federal Resource Conservation and Recovery Act, 42 U.S.C. Sec. 6901 et seq., as amended, and related state statutes.

“Environmental Reports” means any environmental sampling or report performed specifically to test compliance with any Environmental Laws, and any and all Phase I or II environmental assessments, in each case which Seller has received from an un-Affiliated third party within the last thee (3) years with respect to the Power Plant and its associated real property; provided, Environmental Reports shall not include any safety, health and environmental audit reports, or internal investigation reports, prepared under the direction of Seller’s legal department and privileged under the attorney-client privilege, attorney work-product privilege, or state or federal environmental self-auditing privilege or policy.

“Equity Securities” means (a) any of the Company’s membership interests and (b) options, warrants or other rights convertible into, or exercisable or exchangeable for, directly or indirectly, or otherwise entitling any Person to acquire, directly or indirectly, any such membership interest.

“Escrow Agent” means Union Bank of California, N.A., the escrow agent under the Master Escrow Agreement.

“Federal Trade Commission Act” means the Federal Trade Commission Act (15 U.S.C. § 41 et seq.), as amended, and the rules and regulations promulgated thereunder.

“FERC” means the Federal Energy Regulatory Commission, or any successor agency thereto.

“Final Order” means an order of the Bankruptcy Court (a) as to which no appeal or notice of appeal shall have been timely filed and no motion to amend or make additional findings of fact, motion to alter or amend judgment, motion for rehearing or motion for new trial, request for stay, motion or petition for reconsideration, application or request for review, or other similar motion, application, notice or request shall have been filed within the time for appeal or notice of appeal (collectively, a “challenge”), or, if there has been a challenge, it has been disposed of in a manner that upholds and affirms the subject order in all respects without the possibility for any further appeal therefrom; (b) as to which the time for instituting or filing an appeal shall have expired; and (c) as to which no stay, reversal, modification or amendment is in effect.

“FPA” means the Federal Power Act (16 U.S.C. § 791a et seq.), as amended, and the rules and regulations promulgated thereunder.

“Government” means any agency, division, subdivision, audit group, procuring office or governmental or regulatory authority in any event or any adjudicatory body thereof, of the United States, any state thereof or any foreign government.

“Guarantor” means Cleco Corporation.

“Guaranty” means the Guaranty of the Guarantor substantially in the form of Exhibit A hereto.

“Hazardous Materials” means and includes any hazardous or toxic substance or waste or any contaminant or pollutant regulated under Environmental Laws, including, but not limited to, “hazardous substances” as currently defined by the Federal Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, “hazardous wastes” as currently defined by the Resource Conservation and Recovery Act, as amended, natural gas, petroleum products or byproducts.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (15 U.S.C. §§ 15c-15h, 18a), as amended.

“IRS” means the United States Internal Revenue Service.

“Knowledge of Seller”, “Seller’s Knowledge” or any other similar term or knowledge qualification means the present actual knowledge of William Valagura, Billy Miller or Thomas (Mark) Johnson.

“Lien” means any mortgage, pledge, charge, security interest, encumbrance, lien (statutory or other) or conditional sale agreement.

“LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of Acadia Power Partners, LLC between Seller and Buyer dated as of May 9, 2003.

“Losses” means damages, suits, claims, proceedings, fines, judgments, costs or expenses (including attorneys’ fees).

“Master Escrow Agreement” means the escrow agreement by and between Calpine, acting on behalf of Seller, and Union Bank of California, N.A., dated as of June 22, 2006, as amended.

“Material Adverse Effect” means a state of facts, event, change, effect or other circumstance that has had or could reasonably be expected to have a material adverse effect on the Business and Assumed Liabilities (including cure amounts in respect of the Assigned Contracts) taken as a whole, but excluding any state of facts, event, change or effect caused by events, changes or developments relating to: (i) changes of Laws, including those governing national, regional, state or local electric transmission or distribution systems, unless such Law specifically affects the transmission or distribution service attached to the Power Plant; (ii)

strikes, work stoppages or other labor disturbances; (iii) increases in costs of commodities or supplies, including fuel; (iv) effects of weather or meteorological events other than such events that cause physical damage to the Power Plant, transmission service to the Power Plant or the gas lateral attached to the Power Plant; (v) the transactions contemplated by this Agreement or the announcement thereof; (vi) changes or conditions generally affecting the industries of which the Business is a part (including any change or condition (x) generally affecting the international, national or regional or local electric generating, transmission or distribution industry (y) generally affecting the international, national, regional or local wholesale or retail markets for electric power or (z) resulting from changes in the international, national, regional or local fuel markets for the type of fuel used at the Power Plant); (vii) changes in economic, regulatory or political conditions generally; (viii) changes resulting from the Chapter 11 Case or any motion, application, pleading or Order filed by any Government applicable to providers of generation, transmission or distribution of electricity generally; (ix) any act(s) of war or of terrorism other than such events that cause physical damage to the Power Plant, transmission service to the Power Plant or the gas lateral attached to the Power Plant; (x) the effects or costs associated with planned maintenance at the Power Plant and its associated facilities, or (xi) the consequences of Seller, in the exercise of its reasonable business judgment and good faith, voting its interests in the Company to enter into or reject any agreements or other obligations.

“Metering Claim Payment” means the payment by Buyer to Seller of $1,250,000 (subject to reduction in accordance with Section 7.8) in consideration of Seller assigning to Buyer (pursuant to the Release Agreement) the portion of any claims the Company may have to assert claims against Cleco Power LLC relating to inaccurate metering equipment that is transferred to Seller pursuant to the Release Agreement.

“Notification and Report Form” means the Notification and Report Form of the HSR Act.

“Ownership Interests” means Seller’s ownership interest in the Company, but shall exclude the Excluded Assets.

“Permits” means permits, authorizations, approvals, registrations, and licenses relating exclusively to the Business issued by any Government (and pending applications for the foregoing) listed on Schedule 4.13 of the Disclosure Schedules

“Permitted Liens” means: (i) Liens included in the Assumed Liabilities; (ii) mechanics, materialmen’s, warehousemen’s and similar Liens on the Related Assets; (iii) restrictions and regulations imposed by any Government authority or any local, state, regional, national or international reliability council, or any independent system operator or regional transmission organization with jurisdiction over Seller or the Power Plant and (iv) exceptions, restrictions, easements, charges, rights-of-way and monetary and non-monetary encumbrances which are set forth in any license.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, limited liability company unincorporated organization, Government or other entity.

“Power Plant” means the nominal 1000 MW (tested to 1160 MW) gas-fired combined cycle electric generating facility primarily located in Acadia Parish, Louisiana including all equipment, electrical transformers, pipeline and electrical interconnection facilities (including water discharge facilities and water injection facilities) related thereto.

“Priority Present Value” means the waiver and release set forth in Paragraphs 11 of the Bidding Procedures Order by Buyer of its right to priority distributions under the LLC Agreement and its claims under the 2001 PPA Payment Agreement and any guarantees thereof, valued at $85,000,000.

“Priority Present Value Payment” means the payment of $85,000,000 as consideration for the waiver and release set forth in Paragraphs 11 of the Bidding Procedures Order by Buyer of its right to priority distributions under the LLC Agreement and its claims under the 2001 PPA Payment Agreement and any guarantees thereof.

“Purchase Notice” means Exhibit A of the Master Escrow Agreement, as executed and delivered by Buyer and Seller.

“Qualifying Entergy Sale” means a sale, directly or indirectly (including by sale of the ownership interests in entities owning or controlling Buyer’s interest in the Company), of 50% or more of the assets of or equity in the Company to Entergy for which an agreement is entered into with Entergy within 12 months after the Closing.

“Qualifying PPA” means a power purchase agreement with Entergy for at least 40% of the Power Plant’s output (determined for this purpose to be 1160 MW) (i) based on Entergy’s 2006 Long Term RFP or (ii) pursuant to the displacement analysis following Entergy’s LPSC 2006 Transmission Study utilizing the Company’s bid into Entergy’s 2006 Long Term RFP, as described in the letter to Cleco Midstream Services LLC dated January 31, 2007.

“Regulatory Approvals” means state public utility commission and the FERC approvals and/or notifications of other related Government authorities with respect to the consummation of the transactions contemplated hereby.

“Related Assets” means all right, title and interest of Seller in, to and under the Assigned Contracts and those assets listed on Schedule 1.1(a).

“Related Person” means, with respect to any Person, all past, present and future directors, officers, members, managers, stockholders, employees, controlling persons, agents, professionals, attorneys, accountants, investment bankers, Affiliates or representatives of any such Person.

“Release Effective Date” means the Closing Date or the closing of an Alternative Transaction, provided that, as of such date, (a) the Claims Settlement Order (approving, among other things, the Release Agreement) shall have been entered by the Bankruptcy Court and shall have become a Final Order, (b) the Bidding Procedures Order (approving, among other things, the O&M Transfer Agreement) shall have been entered by the Bankruptcy Court, (c) the Sale Order or an order approving the sale of the Ownership Interests and Related Assets to an Alternative Transaction purchaser (either, a “Sale Approval Order”) shall have been entered by the Bankruptcy Court and (d) no Order staying, reversing, modifying or amending the Bidding Procedures Order or the Sale Approval Order shall be in effect.

“Retained Books and Records” means (i) all corporate seals, minute books, charter documents, corporate stock record books, original tax and financial records and such other files, books and records to the extent they relate to any of the Excluded Assets or Excluded Liabilities or the organization, existence, capitalization or debt financing of Seller or of any Affiliate of Seller, (ii) all books, files and records that would otherwise constitute a Business Record but for the fact that disclosure of books, files or records could (w) violate any legal constraints or obligations regarding the confidentiality thereof, (x) waive any attorney client, work product or like privilege, (y) disclose information about Seller or any of its Affiliates that is unrelated to the Company, Power Plant or the Business or (z) disclose information about Seller or any of its Affiliates pertaining to energy or project evaluation, energy or natural gas price curves or projections or other economic predictive models, or (iii) all books and records prepared in connection with or relating in any way to the transactions contemplated by this Agreement, including bids received from other parties and analyses relating in any way to the Ownership Interests and Related Assets and the Assumed Liabilities.

“RFP Success Payment” means a payment from Buyer to Seller of $2,000,000 per year for five years (totaling $10,000,000) payable according to Section 7.4 if and only if the Closing occurs and the Company enters into a Qualifying PPA.

“Rule” or “Rules” means the Federal Rules of Bankruptcy Procedure.

“Seller Calpine Claim” means $100,000,000.00 of the Allowed Calpine Claim to be transferred to Seller from the Company.

“Seller CES Claim” means $100,000,000.00 of the Allowed CES Claim to be transferred to Seller from the Company.

“Seller Entities” means (i) Seller and (ii) its Related Persons, but does not include the Company.

“Sherman Act” means title 15 of the United States Code §§ 1-7, as amended.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, limited liability company, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person or Persons shall be allocated a majority of partnership, limited liability company, association or other business entity gains or losses or shall be or control the managing director or general partner of such partnership, limited liability company, association or other business entity.

“Tax Return” means any report, return, information return, filing or other information, including any schedules, exhibits or attachments thereto, and any amendments to any of the foregoing required to be filed or maintained in connection with the calculation, determination, assessment or collection of any Taxes (including estimated Taxes).

“Taxes” means all taxes, fees, levies, duties and charges, however denominated, including any interest, penalties or additions to such taxes, fees, levies, duties and charges that may become payable in respect thereof, imposed by any Government, which taxes, fees, levies, duties and charges shall include all income taxes, Transaction Taxes, payroll and employee withholding, unemployment insurance, social security (or similar), sales and use, excise, franchise, gross receipts, occupation, real and personal property, stamp, transfer, workmen’s compensation, customs duties, registration, documentary, value added, alternative or add-on minimum, estimated, environmental (including taxes under section 59A of the Code) and other obligations of the same or a similar nature, whether arising before, on or after the Closing Date.

“Transaction Documents” means the Guaranty, Management Committee Resolutions, Membership Transfer Agreement, Bill of Sale, Assumption Agreement, Non-Foreign Investment Status Affidavit, Release Agreement, Claims Settlement Agreement, O&M Transfer Agreement, Confidentiality Agreement, Funding Side Letter, Purchase Notice and any other agreements, instruments, documents and other writings required to be executed and delivered by Buyer and/or Seller under this Agreement.

14.2.  All Terms Cross-Referenced. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

1933 Act	14.1
2001 PPA Payment Agreement	14.1
Additional Deposit	2.2
Affiliate	14.1
Agreement	Preamble
Allocation Schedule	10.5
Allowed Calpine Claim	14.1
Allowed CES Claim	14.1
Alternative Transaction	14.1
Antitrust Approval	9.2
Antitrust Law	9.2
Appeal Period Expiration Date	7.8
Asset Transfer Payment	14.1
Assigned Contracts	14.1
Assumed Liabilities	1.3
Assumption Agreement	14.1
Auction	14.1
Bankruptcy Code	14.1
Bankruptcy Court	14.1
Bidding Procedures	8.2
Bidding Procedures Order	1.2
Break-Up Fee	12.5(c)(i)
Business	14.1
Business Day	14.1
Business Records	14.1
Buyer	Preamble
Buyer Entities	14.1
Buyer Group	13.6
Buyer’s Knowledge	14.1
Buyer’s Termination Date	12.2(a)(iii)

Calpine	Preamble
Calpine Marks	1.2(b)
Chapter 11 Case	14.1
Claim Over	13.6
Claims	1.2(a)
Claims Settlement Agreement	14.1
Clayton Act	14.1
Closing	3.1
Closing Date	3.1
Closing Purchase Price	2.1
Code	14.1
Confidentiality Agreement	6.5
Consent	14.1
Contract	14.1
Deposits	2.2
Disclosure Schedules	14.1
Entergy	14.1
Entergy Long Term RFP	14.1
Environmental Laws	14.1
Environmental Reports	14.1
Equity Securities	14.1
Escrow Agent	14.1
Excluded Assets	1.2
Excluded Liabilities	1.4
Expense Reimbursement	12.5(c)
Federal Trade Commission Act	14.1
FERC	14.1
FPA	14.1
Government	14.1
Guarantor	14.1
Guaranty	14.1
Hazardous Materials	14.1
HSR Act	14.1
Initial Deposit	2.2

IRS	14.1
Knowledge of Seller	14.1
Law	4.3
Lien	14.1
Losses	14.1
Master Escrow Agreement	14.1
Material Contracts	4.12
Metering Claim Payment	14.1
Non-Recourse Person	13.6
Notification and Report Form	14.1
Order	4.3
Organizational Documents	4.3
Ownership Interests	14.1
Partnership	14.1
Partnership Agreement	14.1
Permit	14.1
Permitted Liens	14.1
Person	14.1
Power Plant	14.1
Priority Present Value	14.1. 14.1
Purchase Notice	14.1
Purchase Price	2.1
Regulatory Approvals	14.1
Related Assets	14.113.1
Related Person	14.1
Retained Books and Records	14.1
RFP Success Payment	14.1
Rule	14.1
Rules	14.1
Sale Order	6.3
Seller	Preamble
Seller Calpine Claim	14.1
Seller CES Claim	14.1
Seller Entities	14.1

Seller Group	13.6
Seller’s Account	3.3
Seller’s Knowledge	14.1
Seller’s Termination Date	12.2(a)(vii)
Sherman Act	14.1
Straddle Period	10.2
Subsidiary	14.1
Tax Return	14.1
Taxes	14.1
Termination Order	12.2(a)(vii)
Third Person1	3.6
Transaction Documents	14.1
Transaction Taxes	10.1

(Signatures are on the following page.)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

CALPINE ACADIA HOLDINGS, LLC

By: /s/ James J. Shield

Name: James J. Shield

Title: Senior Vice President

ACADIA POWER HOLDINGS, LLC

By: /s/ Samuel H. Charlton III

Name: Samuel H. Charlton III

Title: Board of Managers